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May 6, 2009

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549



Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached two (2) copies of the press release issued May 6, 2009 by the Company.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please be advised that, in accordance with the amendments to Rule 12g3-2(b) which became effective on October 10, 2008, the Company has advised us that it will henceforth comply with its information supplying obligations under Rule 12g3-2(b) by publishing such information on its Internet Website, http://www.wolterskluwer.com. As a result, this will be the last "paper" submission to be made by us on behalf of the Company.

dlw 5/18

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./
Robert M. Chilstrom

cc: Paul M. Dudek, Chief of International Corporate Finance
Maarten Thompson

File No. 82-2683

Wolters Kluwer



# PRESS RELEASE

## Wolters Kluwer 2009 First-Quarter Scheduled Trading Update

**Amsterdam (May 6, 2009) - Wolters Kluwer, a market-leading global information services and publishing company focused on professionals, today released its scheduled first-quarter trading update and reiterated its full year guidance.**

**Highlights**

- Full-year guidance reiterated
- Market conditions continue to be challenging
- Subscription and non-cyclical revenues, which comprise approximately 71% of total annualized revenues, grew in the first quarter including the contribution of prior year acquisitions; transactional revenues remain under pressure from market conditions
- Ordinary EBITA margin in line with the prior year
- Cost savings from the Springboard operational excellence program on track to deliver full-year savings of €55 million
- Solid financial position reflecting a strong balance sheet and cash flow
- First-half year results face challenging prior year comparables

**Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the company's first quarter trading update:**

"The company continues to see resilience in its first quarter profitability despite challenging economic conditions in North America and Europe which have impacted the buying decisions of our professional customers. Regardless of these challenges, the professionals we serve continued to demand new and innovative solutions to improve their productivity. We continued to address these needs and as a result revenues from online and software solutions exceeded 50% of total revenues in the quarter. Retention rates on subscription products were largely in line with the prior year while new subscription sales and sales on transactional products were weak as anticipated at the beginning of the year and from delayed customer purchase decisions. Despite these conditions, the ordinary EBITA margin in the first quarter was in line with the prior year due to earlier cost containment actions, the continued migration of revenues from print to electronic products, the benefits of the Springboard operational excellence program and the contribution of higher margin acquisitions completed in the prior year. First-quarter cash flow was in line with expectations, and integration of prior year acquisitions is on track. The resilient portfolio and strong cash generation continue to support a solid financial position."

Wolters Kluwer continues its commitment to invest approximately 8% to 10% of its revenues in new and enhanced products to support its long term strategy of profitable growth. Several new products were launched in the first quarter including IntelliConnect™, the first commercial implementation of its Global Atlas online content delivery and publishing platform. IntelliConnect™ is an innovative research platform first introduced to customers in the U.S. The research platform will be implemented next in the Asia Pacific, U.K., and Canadian markets.

Management expects the comparables for the first-half year results will be challenging and current weak economic conditions will continue through the remainder of 2009. Despite these conditions management continues to expect that full-year ordinary EBITA margin will be broadly in line with 2008 levels and ordinary diluted earnings per share will be between €1.41 and €1.46 in constant currencies. This performance will be supported by the company's strong subscription base, growing online and software portfolio, and cost containment programs.

Wolters Kluwer

## Reiterated 2009 Outlook

| Key Performance Indicators | 2009 Guidance |
|---|---|
| Ordinary EBITA margin | Broadly in line with 2008 |
| Free cash flow[1] | ± €350 million |
| Return on invested capital | ≥ 8% |
| Diluted ordinary earnings per share[1] | €1.41 to €1.46 |

[1] At constant currencies (EUR/USD = 1.47)

Subscription and other non-cyclical revenues, which comprise approximately 71% of total annualized revenue, grew in the first quarter over the prior year, supported by stable retention rates and the contribution of prior year acquisitions. Subscription inventories at the beginning of the year improved in line with management expectations, however, new subscription sales experienced downward pressure in the first quarter as sales cycles lengthened due to uncertain economic conditions. Management expects these conditions will continue through the remainder of the year. Book revenues, which total approximately 11% of total annualized revenue, continued to be impacted by weak economic conditions as noted at the close of the prior year.

Cyclical product revenues, representing approximately 18% of total annualized revenue, were mixed in the first quarter. As expected, transactional revenues in the Corporate & Financial Services division, which make up approximately 6% of total annualized revenue, continued to be under pressure due to liquidity constraints in the financial markets. M&A, IPO, and UCC transaction revenue reflected reduced transaction volumes in the market. However, mortgage transaction volumes began to show signs of recovery. Mortgage transactions have posted modest improvements compared to the prior year as lower interest rates in the U.S. have prompted an increase in refinancing activity. Transaction products related to other consumer lending volumes continued to be under pressure due to the general economic environment.

Advertising and pharma promotion revenues, which account for approximately 7% of total annualized revenue, continued to be challenged due to the weak general economic environment and contraction in promotion spending in the pharmaceutical sector - the impacts being primarily in Pharma Solutions and journals in the Health division and France and The Netherlands in the Legal, Tax & Regulatory Europe division. Other cyclical revenues posted first quarter results largely in line with the prior year and include training, consulting, and transport services.

## Solid Financial Position

The resilient portfolio and strong cash generation continue to support a solid financial position. The company has a strong liquidity position with headroom in excess of the company's €500 million policy minimum. Debt was refinanced in early 2008 at attractive interest rates pushing maturities out beyond 2013. The net debt to EBITDA ratio was reduced in the first quarter in keeping with management's intention to move closer to its target of 2.5 times net debt to EBITDA over the medium term.

## Springboard

The Springboard operational excellence program is on track in the first quarter to deliver the expected full year 2009 cost savings of €55 million. The program is designed to further business optimization initiatives resulting in sustainable margin growth. Annualized run rate savings estimates are expected to reach €120 million by 2011. Savings are expected to result largely from standardized technology platforms and consolidated IT infrastructure, streamlined content manufacturing processes, expanded global sourcing programs, offshore service centers for software development and testing, and content production and back office support functions.

Wolters Kluwer

As the program represents numerous initiatives, the precise annual phasing of savings and costs is difficult to predict. However, the following table - as provided at the 2008 full-year results - represents current estimates.

**Springboard Expansion and Acceleration summary savings and costs**

| € millions (pre tax) | Actual 2008 | Estimate 2009 | Estimate 2010 | Estimate 2011 | Estimate Total |
|---|---|---|---|---|---|
| Cost savings | 16 | 55 | 100 | 120 | 120 |
| Exceptional program costs | 45 | 55 | 45 | 35 | 180 |

**Benchmark Figures**

Wherever used in this press release, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items consist of qualifying restructuring expenses. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of the base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.

**About Wolters Kluwer**

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had 2008 annual revenues of €3.4 billion, employs approximately 20,000 people worldwide, and maintains operations in over 35 countries across Europe, North America, Asia Pacific, and Latin America. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

***Forward-looking Statements***

*This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.*

**Calendar**

| | |
|---|---|
| 2009 Half-year Results | July 29, 2009 |
| 2009 Trading Update | November 4, 2009 |
| 2009 Full Year Results | February 24, 2010 |

*Full overview available at www.wolterskluwer.com.*


Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Kevin Entricken
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com